

07005251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 30 2007
505

SEC FILE NUMBER
8- 51370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Madison Street Suite 400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk + Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 North Cityfront Plaza Drive, Suite 2600, Chicago, IL 60611
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH., D.C.
SECTION

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2006 AND 2005

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary (the "Company"), (a 99% owned subsidiary of TJM Holdings, LLC) as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in members' capital and liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the procedures applied in the audits of the basic consolidated financial statements and, in our opinion, based upon our audits and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 21, 2007

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Investments, LLC and Subsidiary, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature Colleen S. Risinger

Title Sr VP

Subscribed and sworn
to before me this
28th day of March 2007


OFFICIAL SEAL
LAURA G HURST
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES FEB. 17, 2008

Notary Public Laura G. Hurst

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2006	2005
ASSETS		
Current assets:		
Cash	$ 372,394	$ 913,313
Due from affiliates	4,125	
Securities owned, at market value	656,149	696,133
Due from employees	12,539	72,017
Prepaid expenses	30,732	37,627
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2006 and $50,000 in 2005	851,839	984,215
Deposits with clearing organizations and others	109,721	96,078
Total current assets	2,037,499	2,799,383
Property and equipment:		
Furniture and equipment	263,140	881,690
Less accumulated depreciation	(229,458)	(742,782)
Property and equipment, net	33,682	138,908
Other assets:		
Note receivable		50,000
Security deposits	2,005	2,005
Goodwill		10,000
Covenant not to compete		15,000
Total other assets	2,005	77,005
Total assets	$ 2,073,186	$ 3,015,296

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2006	2005
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	**$ 465,094**	$ 925,351
Due to clearing organizations	**364,291**	469,644
Loan payable, member, subordinated to claims of general creditors	**750,000**	
Total current liabilities	**1,579,385**	1,394,995
Other liabilities:		
Due under purchase agreement		395,713
Loan payable, member, subordinated to claims of general creditors		750,000
Total other liabilities		1,145,713
Total liabilities	**1,579,385**	2,540,708
Members' capital	**493,801**	474,588
Total liabilities and members' capital	**$ 2,073,186**	$ 3,015,296

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,	2006	2005
Revenue:		
Commissions and incentive fees	$ 4,809,152	$ 5,617,659
Technical services income	37,750	50,270
Consulting fees	37,732	24,000
Realized loss on sale of securities	(59,754)	(120,352)
Unrealized loss on investments	(8,416)	(17,024)
Equity in loss in investment in limited liability company		(23,000)
Interest	64,692	23,998
Miscellaneous income		7,500
Total revenue	4,881,156	5,563,051
Operating expenses:		
Employee compensation and related benefits	3,309,113	3,737,152
Communications	95,259	86,364
Rent and occupancy	54,167	55,761
Order execution expenses	776,413	1,111,385
Professional fees	56,300	90,009
Other operating expenses	271,566	806,077
Total operating expenses	4,562,818	5,886,748
Income (loss) from operations, before other income (expense)	318,338	(323,697)
Other income (expense):		
Gain on sale of equipment	315,668	
Interest expense	(94,060)	(90,791)
Total other income (expense)	221,608	(90,791)
Net income (loss)	$ 539,946	$ (414,488)

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Members' capital	Liabilities subordinated to claims of general creditors
Balance, December 31, 2004	$ 899,076	$ 750,000
Member distributions	(10,000)	
Net loss	(414,488)	
Balance, December 31, 2005	**474,588**	**750,000**
Member distributions	**(520,733)**	
Net income	**539,946**	
Balance, December 31, 2006	**$ 493,801**	**$ 750,000**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,	2006	2005
Operating activities:		
Net income (loss)	**$ 539,946**	$ (414,488)
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Gain on sale of equipment	**(315,668)**	
Equity in loss in investment in limited liability company		23,000
Realized loss on sale of securities	**59,754**	120,352
Unrealized loss on investments	**8,416**	17,024
Depreciation	**51,662**	205,610
(Increase) decrease in operating assets:		
Accounts receivable		8,365
Due from affiliates	**(4,125)**	
Due from employees	**59,478**	(47,504)
Prepaid expenses	**6,895**	(18,273)
Receivable from broker-dealers and clearing organizations	**132,376**	310,957
Deposits with clearing organizations and others	**(13,643)**	69,967
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**(460,257)**	37,109
Due to clearing organizations	**(105,353)**	165,093
Cash provided by (used in) operating activities	**(40,519)**	477,212
Investing activities:		
Proceeds from (purchase of) securities - net	**(25,317)**	288,010
Purchase of furniture and equipment	**(4,350)**	(9,322)
Cash provided by (used in) investing activities	**(29,667)**	278,688

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,	2006	2005
Financing activities:		
Collections on notes payable	$ **50,000**	$ 60,000
Members' withdrawals	**(520,733)**	(10,000)
Cash provided by (used in) financing activities	**(470,733)**	50,000
Increase (decrease) in cash	**(540,919)**	805,900
Cash:		
Beginning of year	**913,313**	107,413
End of year	$ **372,394**	$ 913,313
Supplemental disclosure of cash flow information:		
Interest expense paid	$ **94,060**	$ 90,791

See notes to consolidated financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

The consolidated financial statements of TJM Investments, LLC (the "Company") include the accounts of the Company and its 75 percent owned subsidiary, TJM Trading Systems, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. On July 1, 2005, as part of a reorganization, the members of TJM Institutional Services, LLC assigned their membership interests to TJM Holdings, LLC which became the 99% owner of the Company. Prior to July 1, 2005 the Company was 99 percent owned by TJM Institutional Services, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

TJM Trading Systems, LLC was organized as a limited liability company under the laws of the State of Illinois. TJM Trading Systems, LLC provides front end computer software services for use in the securities and futures industries. The Company entered into a Trust Agreement and Assignment for the Benefit of Creditors on July 29th, 2006, for the purpose of liquidation of the Company's assets.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management had used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance are as follows:

Years ended December 31,	2006	2005
Balance, beginning of year	$ 50,000	
Provision for doubtful accounts	(45,000)	$ 50,000
Balance, end of year	$ 5,000	$ 50,000

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Depreciation is provided by accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Company's income whether or not that income is actually distributed.

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Investment in limited liability companies

In November 2004, the Company sold its 50% ownership interest in K.T. Prestige, LLC. K.T. Prestige, LLC owns 100% of the Prestige Financial Center, Inc., a broker-dealer registered with the Securities and Exchange Commission. The statement of financial condition of K.T. Prestige, LLC included net goodwill associated with the acquisition of the Prestige Financial Center, Inc. of $723,333 at December 31, 2003.

As consideration for the sale, the Company accepted a note receivable from the buyer in the amount of $133,000 due October 20, 2006 with interest paid quarterly at the 5 Year Treasury Rate. Subsequent to the signing of the note, the buyer is in default of the note agreement. The Company entered into a settlement agreement effective April 22, 2005. The settlement agreement provides for the Company to be paid $110,000 in two installments. The Company was paid a final payment of $50,000 on May 30, 2006.

3. Due under purchase agreement

TJM Trading Systems, LLC purchased certain computer software and equipment during the year ended December 31, 2002 from an unrelated party which financed a portion of the purchase price. In addition, the Company owed the seller approximately $400,000 at December 31, 2005 which was to be paid in quarterly installments equal to 25% of the Company's annual net profits as defined. As of December 31, 2006, TJM Trading Systems, LLC was relieved of this debt with a sale of the assets.

4. Related party transactions

The Company shares office space with a company affiliated through common ownership. Rent expense paid to the affiliate was approximately $30,000 for the years ended December 31, 2006 and 2005, respectively.

Certain expenses of the Company are paid by an affiliate and reimbursed. The amount due to the affiliate was $379,000 at December 31, 2005.

5. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $623,408 which was $618,408 in excess of its required net capital of $5,000. At December 31, 2006, the Company's net capital ratio was .74 to 1. At December 31, 2005, the Company had net capital of $319,202, which was $314,202 in excess of its required net capital of $5,000. At December 31, 2005, the Company's net capital ratio was 3.95 to 1.

7. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

8. Lease commitments

The Company leases its Garden City, New York office under the terms of a month-to-month lease. The lease provides for monthly rent of $1,662 plus pro rata share of real estate taxes and operating expenses. Rent expense under this lease was approximately $26,000 in 2006 and $28,000 in 2005.

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION

December 31,	2006	2005
ASSETS		
Current assets:		
Cash	$ 343,390	$ 905,517
Securities owned, at market value	656,149	696,133
Due from employees	12,539	72,017
Due from affiliates	27,629	56,589
Prepaid expenses	30,732	37,627
Receivable from broker-dealers and clearing organizations	851,839	984,215
Deposits with clearing organizations and others	109,721	96,078
Total current assets	2,031,999	2,848,176
Property and equipment:		
Furniture and equipment	263,140	258,790
Less accumulated depreciation	(229,458)	(203,014)
Property and equipment, net	33,682	55,776
Other assets:		
Note receivable		50,000
Security deposits	2,005	2,005
Total other assets	2,005	52,005
Total assets	$ 2,067,686	$ 2,955,957

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,		2006		2005
LIABILITIES AND MEMBERS' CAPITAL				
Current liabilities:				
Accounts payable and accrued expenses	$	**459,594**	$	553,365
Due to clearing organizations		**364,291**		469,644
Loan payable, member, subordinated to claims of general creditors		**750,000**		
Total current liabilities		**1,573,885**		1,023,009
Other liabilities:				
Equity deficit in subsidiary				708,360
Loan payable, member, subordinated to claims of general creditors				750,000
Total other liabilities				1,458,360
Total liabilities		**1,573,885**		2,481,369
Members' capital		**493,801**		474,588
Total liabilities and members' capital	$	**2,067,686**	$	2,955,957

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF OPERATIONS

Years ended December 31,	2006	2005
Revenue:		
Commissions and incentive fees	$ **4,809,150**	$ 5,605,659
Technical services income	**34,750**	50,270
Realized loss on sale of securities	**(59,754)**	(120,352)
Unrealized loss on investments	**(8,416)**	(17,024)
Equity in loss in investment in limited liability company		(23,000)
Equity in gain (loss) in subsidiary	**299,253**	(161,698)
Interest	**64,692**	23,998
Miscellaneous income		7,500
Total revenue	**5,139,675**	5,365,353
Operating expenses:		
Employee compensation and related benefits	**3,309,113**	3,737,152
Communications	**93,903**	74,364
Rent and occupancy	**54,167**	55,761
Order execution expenses	**687,312**	1,111,385
Professional fees	**30,927**	87,943
Other operating expenses	**330,250**	622,445
Total operating expenses	**4,505,672**	5,689,050
Income (loss) from operations, before other expense	**634,003**	(323,697)
Other expense:		
Interest expense	**94,060**	90,791
Net income (loss)	$ **539,943**	$ (414,488)

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006		
Total members' capital		$ 493,801
Loan payable, member, subordinated to claims of general creditors		750,000
Total capital and allowable subordinated liabilities		1,243,801
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organization	$ 487,548	
Due from affiliates	27,629	
Due from employees	12,539	
Prepaid expenses	30,732	
Furniture and equipment, net	33,682	
Security deposits	2,005	594,135
Net capital before haircuts on securities positions		649,666
Haircuts on securities:		
Debt securities	9,860	
Other securities	16,398	26,258
Net capital		623,408
Minimum net capital requirement		5,000
Excess net capital		$ 618,408
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 459,594
Ratio of aggregate indebtedness to net capital		.74 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 719,314
Increase in other charges against capital		(95,906)
Net capital per above		$ 623,408

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2006

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Ostrow
Reisin
Berk &
Abrams,
Ltd.

ertified Public Accountants
BC Tower - Suite 2600
55 N. Cityfront Plaza Dr.
hicago, IL 60611-5379

elephone 312.670.7444
acsimile 312.670.8301
-mail info@orba.com
eb site www.orba.com
hicago . Joliet

dependent Affiliate
BKR International

Independent Auditors' Report on Internal Control

Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and Subsidiary (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 21, 2007

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